Exhibit 6.9

RESIDENTIAL LEASE AGREEMENT

This Residential Lease Agreement (“Lease”) is made as of [DATE] by and between the Lessor and a tenant permitted to lease the premises described herein due to the tenant’s relationship with Lessor pursuant to the purchase of equity shares of the LLC that owns the leased premises (“Owni”), collectively referred to as the (“Parties”). Owni together with all residents and occupants detailed below shall be collectively and interchangeably referred to as (“Owni”) or (“Tenant”). On and subject to the covenants and agreements described in this Lease, the Equity Sharing Agreement, the Mission Property Holdings Series LLC Operating Agreement, Joinder Agreement, and the Participation Agreement (each as defined below), Lessor hereby leases to Owni, and Owni hereby leases from Lessor, the Premises for the Term specified in the Basic Terms section of this Lease. Capitalized terms used but not defined herein shall be defined in the Participation Agreement.

1.	BASIC TERMS:

a. Lessor/Notice and Contact Information. The name of Lessor is MISSION PROPERTY HOLDINGS LLC SERIES [*], a Delaware limited liability company (“Lessor”). All notices from Owni and all other communications from Owni to Lessor shall be delivered to Lessor at the following address:

MISSION PROPERTY HOLDINGS LLC SERIES [*]

548 MARKET STREET

SUITE 25841

SAN FRANCISCO, CA 94104

With copy to:

Email: legal@ownify.com

b. Owni. The name of the Ownis are [OWNI NAME], an individual or individuals. If more than one person is listed as Owni, the term “Owni” shall mean all such persons, jointly and severally. Owni shall provide to Lessor the full name, date of birth, and nationality of all residents eighteen (18) years or older and occupants on the lines below, as they must be added to the Lease. Owni’s address and contact information from and after the date of this Lease (or, if Owni consists of more than one individual, the address and contact information of all persons constituting Owni from and after the date of this Lease) is as follows:

[ADDRESS]

EMAIL:

EMAIL:

RESIDENTS (18+)	OCCUPANTS

c. Premises. The Premises (“Premises”) consists of a single-family home. The Premises address is [PROPERTY ADDRESS].

d. Equity Share Agreement, Operating Agreement, Joinder Agreement and Participation Agreement Govern this Lease. Lessor (also the owner of the Premises) and Owni have entered into certain agreements with respect to Owni’s purchase of equity in the LLC that owns the Premises with other investors (the “Operating Agreement” and “Joinder”). Lessor and Owni have also entered into a Participation Agreement (“Participation Agreement”), and Equity Share Agreement (“Equity Share Agreement”) with respect to the investment in the LLC, selection of the Premises to purchase, and the process by which Owni and Lessor entered into this Lease. These agreements shall collectively be referred to as (“Agreements”), for the purposes of this Lease.

©2023 Ownify, Inc. All rights reserved. Any use of this form, other than by Ownify(™) or one its affiliates, may result in legal actions being brought against the user. Unauthorized use of the form should be reported to legal@ownify.com. NC - Lease - 20230117

The Parties acknowledge and agree that Lessor has acquired the Premises as an accommodation to Owni pursuant to the terms of the Agreements in order to enable Owni to arrange for financing and purchase the Premises within sixty (60) months of the date of the initiation of this Lease, subject to the terms of those Agreements. Owni’s right to occupy and use the Premises in accordance with the terms of this Lease are subject to Owni’s continued performance of the terms and conditions of the Agreements.

Any Owni default under the Agreements shall be considered a material default under this Lease, including if the Owni continues to pay the Lease payments as defined below but fails to make other necessary monthly payments as required in the Agreements. For the avoidance of doubt, this Lease shall be automatically terminated and the Owni dispossessed of its occupancy of the Premises upon the occurrence of any default by Owni under the related Agreements. To the extent any provisions between this Lease and the Agreements conflict, the Equity Share Agreement and Operating Agreement shall be the controlling documents.

e. Term. The term of this Lease shall be for sixty (60) months (the “Term”) commencing on the date of this Lease (the “Commencement Date”) and expiring on [FIVE YEARS FROM EFFECTIVE DATE] (the “Expiration Date”), unless sooner terminated pursuant to the terms and provisions of this Lease. Owni acknowledges that Owni has no right to unilaterally renew or extend the Term and acknowledges that unless otherwise mutually agreed upon in writing, Lessor shall not extend or renew this Lease for any period following the end of the Term, as stated herein.

2.	POSSESSION; CONDITION OF THE PREMISES.

a. Possession. Owni acknowledges and agrees that Lessor has delivered possession of the Premises to Owni on the Commencement Date in “AS IS”, “WHERE IS” condition “WITH ANY AND ALL FAULTS”, subject to any liens, encumbrances, rights or claims on or affecting or pertaining to the Premises or any part thereof. Owni has examined the Premises prior to executing this Lease, is satisfied with its condition and appearance, and to the extent permitted under Applicable Law (as defined herein), accepts that same “AS IS”, “WHERE IS” and “WITH ANY AND ALL FAULTS”. Owni acknowledges that no representations or promises have been made by Lessor to decorate, repair or otherwise perform any alterations or improvements to the Premises to induce Owni to enter into this Lease.

b. Appliances and Furniture included in Premises. Lessor and Owni agree that Owni shall have the right to the use, for the intended function thereof, the existing furniture, fixture and equipment located in the Premises, if any, as of the Commencement Date (“Existing FF&E”), at no additional cost to Owni. Owni hereby accepts the Existing FF&E “AS IS”, “WHERE IS” and “WITH ANY AND ALL FAULTS”, and Owni agrees that Lessor neither makes nor has made any representations or warranties, express or implied, with respect to the quality, suitability or fitness thereof, or the condition or repair of the Existing FF&E. Owni shall be required to provide insurance coverage for the Existing FF&E, as set forth below.

3.	PROVISIONS RELATED TO RENT.

a. Monthly Rent/Manner of Payment of Rent. The monthly rent payable under this Lease is as stated in Exhibit C (“Monthly Rent”). Monthly Rent shall be paid in advance with no notice being required from Lessor. Any and all other sums Owni may be required to pay Lessor under this Lease and any other agreement, in addition to Monthly Rent shall be deemed additional fees, such as the Monthly Equity Purchase Payment that is defined in the Equity Share Agreement that Owni has executed prior to this Lease (“Additional Fees”). The Monthly Rent and any Additional Fees, are collectively referred to as “Total Monthly Payment”.

b. Payment of Total Monthly Payment. Owni shall pay the Total Monthly Payment to Lessor, in advance, on the first day of each month during the Term. Total Monthly Payment (and all other Additional Fees hereunder) may be paid directly on the client portal at www.ownify.com or through ACH. Lessor may provide a method for payment of Total Monthly Payment by delivering a written notice to Owni notifying Owni of such change in method of payment.

c. Late Payment of Total Monthly Payment. If Owni fails to pay the Total Monthly Payment in full before the end of the fifth (5th) day of the month, Owni shall not be subject to a late fee to the Lessor. Although Lessor does not collect a late fee, the acceptance of late payment does not waive Lessor’s right to require payment of Total Monthly Payment in full on the date it is due.

d. Returned/Dishonored Payments. Should two (2) or more of Owni’s payments tendered to Lessor during the Term be returned for insufficient funds or otherwise dishonored, the Owni will be in default of this Lease. Lessor may charge NSF fees in addition to any additional costs incurred.

e. Assessments. Owni shall be responsible for the cost of all assessments, charges and fees charged by any homeowner’s association, co-op board, condominium association, or any other applicable governing body with jurisdiction over the Premises to set rules and regulations, including, without limitation, fees and assessments (“Homeowner’s Association”), if any, and attributable to the Premises during the Term, and upon request shall promptly provide Lessor with evidence of payment of same. In addition to the foregoing, to the extent that Owni requests additional services or incurs additional fines, fees and charges not included in the base assessment fee imposed by any Homeowner’s Association, Owni shall reimburse Lessor for the cost of the same within ten (10) days after payment is required. In the event that Owni fails to make any payments required by Owni under this Lease, Lessor shall have the right, but not the obligation, to make such payment on Owni’s behalf. In the event of Lessor’s payment on Owni’s behalf, Owni shall reimburse Lessor on demand the full amount of the applicable payment(s) plus a processing fee in the amount of the Late Fee, plus interest therein at the lower of (a) 10% per annum and (b) the highest per annum rate permitted under Applicable Laws (“Default Rate”). In no event shall Owni permit a lien to be filed against the Premises and will provide Lessor with immediate notice of any lien. If a lien is filed, Owni will be in default of this Lease agreement and subject to the Default Rate for related resolution as well as termination of the Lease and Equity Share Agreement.

f. Real Property Taxes. Other than the obligation to pay Total Monthly Payment as set forth in this Lease, Owni shall not have any obligation to pay any federal, state, county, or local governmental or municipal taxes, fees, assessments, charges, commercial rental taxes, in lieu taxes, levies, penalties or other impositions of every kind and nature, whether general, special, ordinary or extraordinary or in connection with the ownership, leasing and operation of the Premises, except as may be otherwise provided in the Agreements.

4.	GUESTS.

a. Guests include anyone entering the apartment for any reason related to Owni occupancy. Owni is responsible for the conduct of his/her/its guests, invitees, family members, and any other person whom Owni allows to enter the Premises, as if such conduct were Owni’s. Other than residents and authorized occupants, no one else may occupy the Premises. Guests are not permitted to stay in the Premises for more than twenty-one (21) consecutive days without Lessor’s prior written consent.

b. Exclusion of Persons. Lessor may exclude and/or “No Trespass” from the Premises guests or others who, in our judgment, have been violating the law, violating this Lease or any related rules, or disturbing other residents, neighbors, visitors, or owner representatives. We may also exclude from any outside area or common area a person who refuses to show photo identification or refuses to identify himself or herself as a resident, occupant, or guest of an Owni. Owni agrees that Lessor reserves the right to trespass any non-resident from the Premises and common areas.

5.	OWNI’S USE OF PREMISES.

a. Residential Use Only. Owni shall use and occupy the Premises for residential purposes only. Owni shall not use or permit the use of the Premises for any business, professional, commercial, immoral, improper, offensive, illegal, or unlawful purpose or activity.

b. No Disturbance or Nuisance Permitted. Owni shall not, and shall not permit any guests, or invitees, to make any loud or otherwise unreasonable or offensive use of the Premises, nor commit or permit any nuisance or hazardous condition to exist in or about the Premises, including the avoidance of any actions to be undertaken in or about the Premises that would interfere with the rights, comfort, safety or enjoyment of other persons in the vicinity of the Premises.

c. Pets. Pets are only permitted at the Premises upon written approval by Lessor. Owni fully understands and agrees to obtain insurance coverage that covers any potential liability associated with having a pet at the property, in all respects. Lessor expressly disclaims any and all liability associated with Owni pets.

d. Compliance with Applicable Law and Rules and Regulations. Owni and all Parties to this Lease, guests, and invitees, shall at all times comply with any and all applicable federal, state and local laws, orders, ordinances, directions, rules, regulations and requirements of any governmental authority, now or hereinafter in force (“Applicable Law”). Owni’s use and occupancy of the Premises shall be subject to certain policies, rules and regulations as promulgated by Lessor and as attached hereto as Exhibit A (“Rules and Regulations”). Lessor may amend the Rules and Regulations from time to time by providing such amended Rules and Regulations to Owni in accordance with the notice provisions of this Lease, and Owni and all Parties shall abide by same. Owni and all Parties shall at all times comply with any additional rules and regulations promulgated by any Homeowner’s Association.

e. Insurance. Owni is required to obtain renter’s and liability insurance coverage and any other insurance policy that adequately covers the Owni’s property, risk of loss, and any liability and/or costs that may be incurred by Owni as the result of Owni’s use of the Premises. LESSOR EXPRESSLY DISCLAIMS LIABILITY OR INSURANCE COVERAGE FOR THE POTENTIAL RISK OF LOSS, DAMAGES, OR LOSSES INCURRED BY OWNI OR THIRD PARTIES, AS DETAILED IN THIS LEASE. If an incident arises that could have been covered by Owni insurance and Owni failed to obtain adequate insurance, Owni will be liable to co-investors and Lessor for costs and related impacts associated with the same. Owni shall name Lessor as a named insured on Owni’s policy(ies) and delivery a copy of the declaration page and certificate of named insured to Landlord as of the Commencement Date and any subsequent insurance renewal date(s).

Owni shall provide Lessor with at least thirty (30) days’ prior written notice if such required insurance is canceled or lapses for any period of time during the Term. Immediately upon such required insurance being reinstated in accordance with the terms of this Lease, Owni shall promptly provide Lessor with evidence of such reinstatement. Owni acknowledges that Lessor’s insurance, if any, does not cover loss or damage to any of Owni’s furnishings or other personal property located in the Premises and that Lessor shall not be responsible or liable for any such damage that may occur during the Term.

6.	OWNI MAINTENANCE OBLIGATIONS. Tenant shall maintain the grounds of the Premises in a neat, clean and presentable condition free from hazard to Owni or third parties. Tenant shall be responsible for the upkeep of the grounds, including but not limited to snow removal, mowing of the lawn, and other care of the home.

The Lessor shall arrange for and reasonably supervise the performance of all Necessary Repair within sixty (60) calendar days of discovery of the condition requiring the repair or sooner as so required by law, regulation, governmental agency, ordinance, or governing association. The Lessor shall have the sole and absolute discretion to determine: (i) the precise scope of work; and (ii) the contractor(s) or other workers who will perform the work (who may be the Lessor, Investor, and/or an affiliate of either), and the amount to be paid to such persons. “Necessary Repair” is defined as any repair or replacement required to maintain the Property in a general state of repair at least equivalent to that on the date the Owni signed this Lease, correct conditions that endanger the integrity of Property or the safety or health of the occupants, guests or public, and promptly comply with all requirements imposed on the Property.

7.	SERVICES AND UTILITIES. Owni shall be solely responsible for procuring and maintaining all services and utilities to operate the Premises, including, without limitation, water, electricity, natural gas, sewer, waste management, telephone, internet and/or cable services (collectively, “Utilities”), in addition to regular care and upkeep of the Premises ordinarily conducted by an owner as Owni is a partial owner of the Premises through its purchase of equity in the LLC that owns the Premises. Such care and upkeep are referred to as (“Services,”) and shall include, but not be limited to, activities such as lawn mowing, landscaping, pest control, cleaning gutters, cutting back trees, servicing appliances, and all costs associated therewith. Owni shall take all necessary steps to cause Services and Utilities to be provided to the Premises and billed directly to Owni and shall maintain all such accounts in good standing. Owni shall not alter the provision of Services or Utilities to the Premises from the types and amounts typically furnished to a home of this type and/or that are already in existence to service the Premises as of the Commencement Date, without Lessor’s prior written consent. In the event that Owni fails to make any payments required by Owni under this Lease, Lessor shall have the right, but not the obligation, to make such payment on Owni’s behalf and, in such event, Owni shall reimburse Lessor on demand the full amount of the applicable payment(s) plus a processing fee in the amount of the Late Fee plus interest thereon at the Default Rate. For the avoidance of doubt, Lessor shall have no obligation to provide any Services or Utilities to the Premises. Lessor shall have no liability for any interruption or insufficiency in the provision of any Utilities.

8.	NO ASSIGNMENT OR SUBLETTING AND SHORT-TERM LEASING PROHIBITED. Owni shall not assign, sublet, license, sublicense, or otherwise encumber or transfer any interest in this Lease to any third party under any circumstance, or otherwise rent or permit occupancy of the Premises or any rooms therein by any third party, including, without limitation, under any short term rental program such as “AirBNB,” “VRBO,” or similar programs (each of the foregoing, a “Transfer”). Any attempted Transfer of this Lease shall be void ab initio and of no force or effect and, at Lessor’s election, shall be a breach of this Lease and cause for immediate termination. Further, Owni shall be liable for all costs and financial damages to all Parties and 3rd parties associated with any violation of this provision, including indemnification to Lessor for the same.

9.	NO ALTERATIONS. For the purposes of this section, a “Substantial Alteration” means any addition, improvement or other change to the Property that cannot be removed or reversed by a readily identifiable licensed and qualified contractor for a cost of $2,000 or less. Although Owni is generally permitted to make additions, improvements or other changes to the Property at his/her/its sole expense, any Substantial Alternation must be explicitly pre-approved by Lessor in writing, which approval may be withheld in the Lessor’s sole and absolute discretion. Upon receipt of approval, Owni is solely responsible for obtaining qualified licensed and insured service providers, any and all necessary permits, and lien releases for the work that comprises the approved Alterations and Improvements.

The ESA expressly governs potential Owni alterations to the Premises that may impact the valuation and/or be considered a capital improvement. Owni must follow the provisions in the ESA, regarding the same.

10.	SURRENDER OF POSSESSION. Tenant shall surrender the Premises to Lessor if Tenant does not opt to purchase the Premises pursuant to the purchase option defined in the ESA or upon the conclusion, termination, or default pursuant to the Agreements. Upon surrender, Tenant shall deliver the Premises to Lessor in the same condition as received, reasonable wear and tear excepted, in good condition and broom clean.

In the event of any default associated with the Tenant pursuant to the Agreements or Tenant’s failure to timely deliver the Premises to Lessor, Lessor may make necessary repairs or replacement, or pay for the cost associated to evict Tenant from the Premises, the costs of which shall be deducted from the Security Deposit. If these costs or any damage is incurred as the result of Owni’s use of the Premises that exceeds the amount of the Security Deposit, Lessor may deduct these costs and expenses from Owni’s equity in the Premises and will provide Owni with receipts detailing the same.

11.	HOLDOVER. Owni or any occupant, invitee, or guest must not hold over beyond the date contained in Owni’s move-out notice or Lessor’s notice to vacate (or beyond a different move-out date agreed to by the Parties in writing). If a holdover occurs, then: (A) holdover rent is due in advance on a daily basis and may become delinquent without notice or demand; (B) Lessor may file a holdover eviction lawsuit pursuant to local laws to recover possession of the Premises, double the amount of rent due for each day that Owni continues to holdover and refuse to surrender possession during the holdover period, breach of contract damages, attorney fees and court costs as may be applicable; or (C) at Lessor’s option, Lessor may extend the Lease Contract term—for up to one (1) month from the date of notice of Lease Contract extension—by delivering written notice to Owni in accordance with the Notices provision detailed herein, during the holdover period.

12.	QUIET ENJOYMENT. Owni, upon its timely payment of Total Monthly Payment, performance of the covenants and agreements contained in this Lease, and observance and compliance with all other restrictions, prohibitions and other terms of this Lease, may peacefully and quietly have, hold and enjoy the Premises for the Term, subject to the provisions of this Lease.

13.	LESSOR’S ACCESS. There are no regularly scheduled inspections of the property. However, Owni shall allow inspection of the Property by the Lessor’s representatives as follows: (i) immediately before and immediately following Owni permanently vacating the Property; (ii) at any time if the Lessor has a reasonable basis for believing that Owni has violated a provision of this Agreement; (iii) an unlimited number of times while Owni is in Default; and (iv) on one occasion following each receipt of any of the Notices required by Section 18; or (v) in order to comply with any law, ordinance, regulation, inspection, or Premises need that may arise. When the Lessor wishes to inspect, it shall aim to provide as much advance notice to Owni as possible, but in any event, no less than three (3) calendar day(s) in advance, as required by law, specifying the date and time of inspection, and the name and contact information of the Lessor representative coordinating the inspection. Owni must cooperate in good faith to facilitate or otherwise provide access for any and all Lessor needs to enter or inspect, including providing access to all areas of the Property for a reasonable period of time for the purpose of the inspection, and no less than three (3) continuous hours beginning at the time specified in the Lessor’s inspection notice. It is specifically intended and agreed that Owni shall not have the right to insist on a change of the date or time of any inspection.

Tenant shall not change any locks, keys, codes, or other access modality, nor add any locks to the Premises without obtaining Lessor’s consent, and if given, Tenant shall provide keys to Lessor for these locks.

14.	APPLICATION OF MONEY RECEIVED. Payment of all sums is an independent covenant. At Lessor’s option, and without notice, Lessor may apply money received (other than sale proceeds under the provisions herein or utility payments subject to governmental regulations) first to any of Owni’s unpaid obligations, then to current rent— regardless of notations on checks, Owni correspondence, or money orders and regardless of when the obligations arose.

15.	EARLY TERMINATION. Subject to the terms of the Agreements, Owni may terminate this Lease prior to the Termination Date (“Termination Date”). The term Termination Date shall mean the date in which the Owni relinquishes possession of the Property of vacates the Premises. For the avoidance of doubt, this Section 12 does not apply if Owni is in Default of any agreement that comprises the Agreements, as defined herein.

If Owni opts to terminate this Lease, it must provide written notice to the Lessor of the same no less than sixty (60) days prior to the date Owni wishes to terminate (the “Termination Notice”), pursuant to the Notices provision detailed herein. If Owni wishes to terminate the Lease for any reason other than purchase of the property, Owni may be in default of the Agreements. Upon Owni delivery of the Termination Notice to Lessor, Lessor shall act pursuant to the processes detailed in the Agreements related to either Owni’s option to purchase the Premises or default. If Owni does not purchase the Premises, any and all costs associated with bringing the Premises to rent-ready beyond typical wear and tear or costs otherwise ordinarily associated with ownership of a property, shall be assessed against Owni as the cost to make the property marketable.

PURCHASE OF PREMISES. This Lease shall automatically terminate and be of no further force and effect in the event that Owni purchases the Premises from Lessor.

16.	SURRENDER. Owni shall surrender possession of the Premises and return the keys to Lessor immediately upon the Expiration Date or earlier termination of this Lease (but not including Owni’s purchase of the Premises in accordance with Section 13 of this Lease). Upon such surrender of possession, the Premises, including all Existing FF&E, shall be in the same condition as existed at the Commencement Date, ordinary wear and tear and damage caused by casualty, excepted, in clean condition and free and clear of all of Owni’s furnishings and personal property. To the extent permitted by Applicable Law, any personal property of Owni remaining in the Premises after Owni surrenders shall be deemed abandoned by Owni and may be disposed of by Lessor at Owni’s cost.

17.	[RESERVED].

18.	INABILITY TO GIVE POSSESSION. The failure of Lessor to give Tenant possession of the Premises on the Commencement Date shall not create liability for Lessor. In the event that possession of the Premises is not delivered on the Commencement Date, Monthly Rent hereunder shall begin on the date that possession of the Premises is delivered to Tenant and shall be prorated for that portion of the month in which possession is delivered. In such event, the Termination Date shall not change.

19.	DEFAULT BY OWNI. Owni shall be in default under this Lease in the event that any of the following events occur, without notice or demand unless otherwise expressly indicated herein or required by Applicable Law (each, a “Default”): (a) Owni fails to pay the Total Monthly Payment on the date when due hereunder; (b) Owni Transfers all or any part of the Premises; (c) subject to a ten (10) day notice and cure period, Owni fails to pay for any Services or Utilities or fails to perform any obligation contained in this Lease with respect to the maintenance of the Premises and/or Existing FF&E; (d) Owni or any Owni Party engages in any illegal activity at or around the Premises; (e) Owni fails to surrender the Premises and Existing FF&E in the condition required by this Lease to Lessor by the Expiration Date or sooner termination of this Lease; (f) Owni defaults under any other agreement then in place between Lessor and Owni, including, without limitation, the Equity Sharing Agreement, the Operating Agreement, the Joinder, and/or the Participation Agreement; (g) Owni commits any other conduct that is reasonably recognized as grounds for terminating a residential lease; or (h) Owni violates any of the other covenants and agreements binding upon Owni pursuant to the Agreements and/or this Lease.

20.	LESSOR’S REMEDIES FOR OWNI DEFAULT. If a Default by Owni shall occur under this Lease (including, without limitation, any default under the associated Agreements), Lessor shall have all rights and remedies available to recover including, without limitation, the following: (a) the right to terminate this Lease and regain possession of the Premises through an eviction or other applicable proceeding; (b) any right detailed under the related Agreements; (c) the right to recover from Owni all Total Monthly Payment payables under this Lease for the period from the date of termination as a result of the Default through the stated Expiration Date; (d) the right to offset any amounts due under this Lease from Owni held as part of any other agreement between Lessor and Owni; and (e) the right to recover from Owni all reasonable costs and expenses incurred by Lessor in repairing any damage to the Premises, including to any Existing FF&E, caused by Owni. Additionally, to the extent permitted under Applicable Law, Lessor shall be entitled to reimbursement by Owni for all of Lessor’s court costs and reasonable attorneys’ fees and expenses incurred in connection with enforcing this Lease and/or prosecuting any legal proceedings against Owni in connection herewith.

OWNI ACKNOWLEDGES AND AGREES THAT WHILE OWNI OCCUPIES THE HOME PURSUANT TO A LEASE, THIS LEASE IS NOT A STANDARD LEASE RELATIONSHIP AS OWNI HAS CO-INVESTED IN THE PREMISES WITH LESSOR AND OTHER CO-INVESTORS. As a result, Owni is not only a Tenant but a partial owner and shall be treated by Lessor as the same with regard to Owni’s obligations to maintain and care for the Premises and with regard to the Agreements and this Lease. Further, Owni understands that Lessor has acquired the Premises as an accommodation to Owni pursuant to the terms of the Agreements, and that upon Owni Default, Lessor has an obligation to minimize costs and losses related to the same for all co-investors including Owni. As a result, Lessor, in its sole discretion, has the right to terminate this Lease immediately upon notice to Owni at any time following Owni’s Default and expects that Owni will immediately surrender the Premises and fulfill Owni obligations pursuant to the Agreements in order to minimize losses to Lessor and co-investors.

21.	NOTICES.

a. Notices by Lessor to Owni. After the Commencement Date, any notice related to termination, Default, eviction, or exercise by Lessor of any of its legal remedies (each, a “Material Notice”) required to be given by Lessor to Owni shall be in writing and may be served on Owni or by certified mail, return receipt requested, addressed to Owni at the Premises; or by posting it upon the Premises door, even if no authorized person under this Lease is in possession of the Premises. Prior to the Commencement Date, Material Notices shall be addressed to Owni at the address set forth in the Basic Terms of this Lease.

b. Notices by Owni to the Lessor. Within 24 hours of the occurrence of an event triggering a Notice requirement under this Section (a “Material Capital Event”), Owni shall provide to the Lessor, notice if Owni obtains any information concerning any such event Material Capital Event constituting: (i) a lien, encumbrance, liability claim, condemnation, or eminent domain, affected against the Property; (ii) any fire, flood, or other sudden or unexpected event causes damage to the Property; (iii) a job loss, illness, incapacity, or other event that will impact Owni’s ability to satisfy his/her obligations under the Agreements or this Lease; (iv) a marriage, divorce or death involving any Owni party; or (v) any other event occurs that could have a significant impact on the value of the Property or that significantly impacts the ability of Owni to fulfill Owni’s obligations under this Agreement. Any legal notices or demands made by Owni may be served on Lessor at the address set forth in the Basic Terms of this Lease.

c. Non-Material Notices Delivered Electronically. Lessor and Owni agree that all written notices other than Material Notices that may be permitted or required under the terms of this Lease, including, but not limited to, late Total Monthly Payment notices, Premises maintenance needs, notices of entry, and related to any other operational needs or potential fines may be delivered to the other party by e-mail to any e-mail address of such party as set forth in the Basic Terms of this Lease. Each party agrees to inform the other immediately in writing of any e-mail address change and unless and until the other party receives written notice of such e-mail address, a notice sent to the prior e-mail address shall be effective as a notice hereunder whether or not actually received by the party to whom it is sent.

22.	DAMAGES BY CASUALTY. If a fire, storm or other casualty (“Casualty”) shall so damage the Premises as to render it uninhabitable, Owni shall immediately notify Owni pursuant to the Notices provision with copy by email. A Casualty event shall automatically terminate this Lease, and the Parties shall determine whether Owni will continue with Lessor to participate in sharing equity and occupancy of alternative Premises. In the event the related Agreements are not terminated due to such Casualty, this Lease shall continue once the Premises are substantially restored. Owni losses to property or related liability will primarily be assessed through Owni’s insurance coverage(s). Lessor shall have no obligation to repair or restore the Premises or the Existing FF&E following a Casualty. Owni may terminate this Lease in the event of a Casualty only if Owni retains the right to terminate the related Agreements in the event of a casualty as so defined.

23.	OWNI DAMAGE. Owni shall be obligated to pay to the Lessor 100% of the cost of repair or replacement necessitated by the act or omission of an Owni, its guests or invitees, including the cost associated with staff to affect the same. Notwithstanding the obligation of Owni to pay such cost, the work or repair or replacement shall be arranged and coordinated by the Lessor, which shall have the same level of discretion and control as the Lessor would have when undertaking other repair or replacement at the Property.

24.	SUBORDINATION/ESTOPPEL. This Lease and Owni’s rights hereunder are subject and subordinate to any and all mortgages/deeds of trust that may now or hereafter encumber the property of which the Premises forms a part, and to any modifications, amendments or restatements of same. Upon Lessor’s request, Owni shall sign any evidence of such subordination and/or an estoppel letter in which Owni shall affirm the terms and status of this Lease.

25.	CONDEMNATION. If any or part of the Premises is taken or condemned by any governmental authority, Lessor may cancel this Lease on notice to Tenant and Tenant’s rights hereunder shall end as of the date the authority takes title to the Premises which cancellation date cannot be less than thirty (30) days from the date of Lessor’s notice. Tenant shall be liable for Monthly Rent and Additional Rent to the date of cancellation and shall make no claim for the unexpired term of the Lease. Any award for the condemnation is the property of Lessor and Tenant assigns to Lessor any and all rights, interest and/or claim in and to such award with regard to Owni’s occupancy as a Tenant.

26.	BANKRUPTCY. Should Tenant file a voluntary petition in bankruptcy or an involuntary petition is filed against Tenant, or should Tenant assign any property for the benefit of creditors or should a trustee/receiver be appointed of Tenant and/or Tenant’s property, this Lease shall be considered automatically canceled and Tenant shall vacate the Premises as soon as practicable, but in no event any longer than thirty (30) days from the date of Tenant’s knowledge or Lessor’s Notice date; whichever is sooner.

In the event of Owni Bankruptcy, the ESA shall govern the relationship to the extent any provision conflicts with this Lease.

27.	JOINT AND SEVERAL LIABILITY. All individuals executing this Lease as Owni shall be jointly and severally liable for the performance of any and all obligations pursuant to the Agreements, including, covenants and obligations of the Owni contained in the Agreements.

28.	INABILITY OF LESSOR TO PERFORM. If Lessor is unable to perform any of its obligations to be performed hereunder due to governmental orders, labor strife or inability to secure goods or materials, through no fault on the part of Lessor, this Lease shall not be terminated or cancelled and such inability shall not impact upon Tenant’s obligations hereunder.

29.	WAIVER OF JURY TRIAL, SET-OFF OR COUNTERCLAIM. The parties hereto waive trial by jury in all matters except for personal injury or property damage claims. In a summary proceeding for eviction, Tenant waives Tenant’s right to any set-off and/or counterclaim.

30.	ILLEGALITY. Should any part of this Lease be deemed illegal, the remaining portions of this Lease shall not be affected thereby and shall remain in full force and effect.

31.	TIME OF THE ESSENCE. Time is of the essence for the payment of Total Monthly Payment and the performance of each and every covenant and agreement contained in this Lease.

32.	SUCCESSORS AND ASSIGNS. All of the covenants and agreements contained in this Lease shall be binding upon and inure to the benefit of Lessor and Owni and their respective heirs, executors, administrators, successors and assigns.

33.	NON-WAIVER. Any failure by Lessor to insist upon Owni’s full compliance with the terms of this Lease or related provisions in the Agreements, and/or to enforce such terms, shall not be deemed a waiver of Lessor’s rights to insist upon or enforce the terms at a future date.

34.	SEVERABILITY. In the event that any covenant, agreement or other term or provision contained in this Lease shall be found invalid or unenforceable under Applicable Law, such provision shall be severed from this Lease and shall be null and void and of no force or effect, but all other provisions contained in this Lease shall survive and remain binding and in full force and effect between the parties.

35.	MILITARY CLAUSE. If Owni is a member of the Armed Forces of the United States of America and shall receive permanent change of station orders out of the immediate vicinity of the Premises, upon presentation of a copy of said orders of transfer to the Lessor, along with thirty (30) days’ written notice of intent to vacate and payment of all outstanding Total Monthly Payment obligations due and owing under this Lease, terminate this Lease. Normal enlistment termination or other manner of discharge from the Armed Forces of the United States of America, unless due to conditions beyond the service member’s control, shall not be deemed a permanent change of station and shall not be justification for termination of this Lease. Withholding knowledge of pending transfer or discharge at the time of entry into this Lease voids any consideration or protection offered by this Section.

36.	LOCAL LAW RIDER. The local law rider attached hereto as Exhibit B (“Local Law Rider”) comprises state and local provisions which are attached hereto and form an integral part of this Lease. This Local Law Rider shall be available for Owni to review in full prior to execution of the Lease. In the event of a conflict or inconsistency between the terms and provisions of this Lease and the Local Law Rider, the terms and provisions of the Local Law Rider shall control.

37.	ENTIRE AGREEMENT. This Lease, together with the Rules and Regulations and the Local Law Rider, constitutes the entire agreement between Lessor and Owni with regard to the use and occupancy of the Premises. Other than changes or modifications to the Rules and Regulations made pursuant to the terms of this Lease, this Lease shall not be changed or modified in any way except through a written amendment signed by all the parties to this Lease.

38.	LIMITATION OF RECOVERY. Should Tenant obtain a judgment or other remedy from a court of competent jurisdiction for the payment of money by Lessor, Tenant is limited to the Lessor’s interest in the Premises for the collection of same.

39.	EXECUTION AND COUNTERPARTS. All individuals indicated in the Basic Terms as comprising the Owni shall sign this Lease (and if applicable, the Local Law Rider) where indicated. Each of Lessor and Owni consents to the other party’s execution by electronic signature as provided by Applicable Law. Delivery of this Lease containing the electronic signature of a party or a copy of this Lease containing the original manual signature of a party by facsimile transmission or in portable document format (.pdf) by e-mail transmission shall have the same effect as if an original manually signed Lease had been delivered by such party to the other.

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IN WITNESS WHEREOF, Owni and Lessor have executed and delivered this Residential Lease as of the Commencement Date.

LESSOR:

MISSION PROPERTY HOLDINGS LLC SERIES [*], a Delaware limited liability company

By:
Name:
Title:

OWNI:

By:
Name: [NAME]

By:
Name: [NAME]

Exhibit A

RULES AND REGULATIONS

1.	The Premises shall only be used as a single family residential unit.

2.	Owni is prohibited from adding, changing or in any way altering the locks installed on the doors of the Premises.

3.	Non-operative vehicles are not permitted on the Premises and any such non-operative vehicle may be removed by Lessor at the sole expense of Owni after providing a ten (10) day written notice posted on such vehicle, and Owni shall have no right or recourse against Lessor thereafter.

4.	No goods or materials of any kind or description which are combustible or would increase fire risk shall be kept in or placed on the Premises.

5.	Owni shall not place any objects or personal property in any manner that is inconsistent with the load limits of the Premises.

6.	Owni shall not materially, deliberately or negligently destroy, deface, damage, impair or remove any part of the Premises or permit any Owni Party or any other person to do so.

7.	Owni shall act and require other Owni Parties to act in a manner that will not disturb the neighbors’ peaceful enjoyment of their property, including maintaining reasonable noise levels at all hours.

8.	Owni shall not engage in any illegal activity nor shall Owni permit any guests or invitees to engage in any illegal activity on the Premises.

9.	Lessor may establish additional reasonable Rules and Regulations concerning the maintenance, use and operation of the Premises. Amendments and additions to the Rules and Regulations shall be effective upon delivery of a copy thereof to Owni.

Exhibit B

LOCAL LAW RIDER

NORTH CAROLINA

A.	Binding Arbitration. Applicable with respect to a summary ejectment action pursuant to Article 3 of Chapter 42 under North Carolina General Statutes (“N.C.G.S.”).

B.	North Carolina Landlord Tenant Law (“NCLTL”) set forth in Chapter 42 of the N.C.G.S.

C.	North Carolina Option to Purchase Contract Executed With Lease Agreements Law (“Lease-Purchase Option Law”) set forth in Chapter 47G of the N.C.G.S.

D.	North Carolina Administrative Code set forth in Section 58A - AGENCY AGREEMENTS AND DISCLOSURE, 21 N.C. Admin. Code.

Exhibit C

TOTAL MONTHLY PAYMENT STATEMENT